Exhibit 99.1

HIGHLIGHTS

We remained profitable in the first quarter of 2018 despite a muted freight rate environment, as the One TORM platform continues to deliver strong commercial results. In January, TORM successfully completed a USD 100m equity raise, which allowed us to execute on our fleet investment plan. The strong balance sheet and financial flexibility provided us the capacity to exercise options on three high specification MR newbuildings at historically attractive prices during April," says Jacob Meldgaard, Executive Director.

2018 Q1 RESULT
In  the first quarter of 2018, TORM realized an EBITDA[1] of USD 37m (2017, same period: USD 44m). The profit before tax amounted to USD 1.1m (2017, same period: USD 4.8m). Cash flow from operating activities was positive with USD 18m in the first quarter of 2018 (2017, same period: USD 27m) and earnings per share (EPS) was 1 US cent (2017, same period: 10 US cents). Return on Invested Capital[2] (RoIC) was 2.4% (2017, same period: 3.9%).

MARKET CONDITIONS
For the first quarter of 2018, TORM achieved TCE rates of USD/day 14,225 (2017, same period: USD/day 15,264). In the first quarter of 2018, product tanker freight rates have stayed relatively flat at levels slightly below the levels seen in the second half of 2017. During the first quarter, product tanker fundamentals have improved and clean petroleum inventory levels are now back at normalized levels. However, a weak crude market had a negative impact on the product tanker freight market, not only in terms of cannibalization from crude tanker newbuildings but also due to a current oil pricing structure that favors shorter hauls.

VESSEL TRANSACTIONS
Following the balance sheet date, TORM executed newbuilding options for three MR vessels for a total consideration of USD 93m.
The three vessels are scheduled to be delivered in 2019 through the first quarter of 2020. TORM has secured bank financing for the three vessels subject to documentation.

During the first quarter of 2018, TORM took delivery of two LR2 newbuildings: TORM Herdis and TORM Hermia. On 20 April, TORM took delivery of the third LR2 newbuilding, TORM Hellerup. Following the vessel acquisitions and the LR2 delivery in April 2018, TORM's order book stands at ten newbuildings: one LR2, seven MRs and two LR1s from Guangzhou Shipyard International.

CORPORATE EVENTS
On 26 January 2018, TORM completed an equity raise of USD 100m. The new equity allowed TORM to grow the fleet at attractive prices by executing the three MR newbuilding options, while keeping the balance sheet strength intact.

1 See Glossary on pages 24-28 for a definition of EBITDA.
2 See Glossary on pages 24-28 for a definition of RoIC.

TORM interim results for the first quarter of 2018

HIGHLIGHTS - CONTINUED

LIQUIDITY
As of 31 March 2018, TORM's available liquidity was USD 465m and consisted of USD 174m in cash and USD 292m in undrawn credit facilities. As of 31 March 2018, net interest-bearing debt[3] amounted to USD 577m. As of 31 March 2018, TORM's net loan-to-value (LTV)[4] ratio was 51%.

VESSEL VALUES, ORDER BOOK AND CAPEX
Based on broker valuations, TORM's fleet including newbuildings had a market value of USD 1,600m as of 31 March 2018. Compared to the broker valuations as of 31 December 2017, the fleet value has decreased by USD 61m.

The book value of the fleet was USD 1,433m as of 31 March 2018 excluding outstanding installments on the newbuildings of USD 242m. As of 31 March 2018, TORM's order book stood at eight newbuildings: two LR2s, four MRs and two LR1s all from Guangzhou Shipyard International. Following the balance sheet date, TORM has executed newbuilding options for an additional three MR vessels and took delivery of one LR2 newbuilding in April 2018.

The LR2s are expected to be delivered in 2018 and the MRs and the LR1s in 2019 throughout the first quarter of 2020. As of 31 March 2018, outstanding CAPEX relating to the order book and vessel purchases amounted to USD 242m, excluding the three MR newbuildings acquired in April 2018.

NAV AND EQUITY
Based on broker valuations as of 31 March 2018, TORM's Net Asset Value (NAV5) excluding charter commitments is estimated at USD 857m. This corresponds to a NAV/share of USD 11.6 or DKK 69.7. TORM's book equity amounted to USD 892m as of 31 March 2018. This corresponds to a book equity/share of USD 12.0 or DKK 72.1.

COVERAGE
As of 31 March 2018, 13% of the remaining total earning days in 2018 were covered at an average rate of USD/day 18,152.
 As of 11 May 2018, 61% of the remaining total earning days in the second quarter of 2018 were covered at USD/day 14,244.

3 See Glossary on pages 24-28 for a definition of net interest-bearing debt.
4 See Glossary on pages 24-28 for a definition of loan-to-value.
5 See Glossary on pages 24-28 for a definition of NAV.

TORM interim results for the first quarter of 2018

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton-miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.
SAFE HARBOR STATEMENTS AS TO THE FUTURE

TORM interim results for the first quarter of 2018

.
KEY FIGURES

	Q1 2018	Q1 2017	FY 2017

INCOME STATEMENT (USDm)
Revenue	163.1	172.8	657.0
Time charter equivalent earnings (TCE) ¹⁾	96.5	106.9	397.1
Gross profit ¹⁾	48.9	54.8	200.2
EBITDA ¹⁾	37.3	44.1	157.6
Operating profit/(loss) (EBIT)	9.0	13.7	39.5
Financial items	-7.9	-8.9	-36.3
Profit/(loss) before tax	1.1	4.8	3.2
Net profit/(loss) for the year/period	0.7	4.6	2.4
Net profit/(loss) for the year/period excluding impairment charges	0.7	5.6	2.4

BALANCE SHEET (USDm)
Non-current assets	1,435.2	1,365.5	1,385.1
Total assets	1,736.8	1,698.9	1,646.6
Equity	892.2	786.2	791.1
Total liabilities	844.6	912.7	855.5
Invested capital ¹⁾	1,464.4	1,378.9	1,406.0
Net interest-bearing debt ¹⁾	577.0	596.2	619.7
Cash and cash equivalents	173.6	214.8	134.2

¹⁾ For definition of the calculated key figures, please refer to the glossary on page 24-28.

	Q1 2018	Q1 2017	FY 2017

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
TCE	59.2%	61.9%	60.4%
Gross profit	30.0%	31.7%	30.4%
EBITDA	22.9%	25.5%	24.0%
Operating profit/(loss)	5.5%	7.9%	6.1%
Return on Equity (RoE)	0.3%	2.3%	0.3%
Return on Invested Capital (RoIC)	2.4%	3.9%	2.8%
Equity ratio	51.4%	46.3%	48.0%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share (USD)	-	0.1	0.04
Diluted earnings/(loss) per share (USD)	-	0.1	0.04
Dividend per share (USD)	-	-	0.02
Net Asset Value per share (NAV/share) (USD) ²⁾	11.6	10.7	12.8
Stock price in DKK, end of period (per share) ³⁾	44.6	71.0	53.5
Number of shares (excluding treasury shares), end of period (million)	73.9	62.0	62.0
Number of shares (excluding treasury shares), average (million)	67.9	62.0	62.0

¹⁾ For definition of the calculated key figures, please refer to the glossary on page 24-28.
²⁾ Based on broker valuations as of 31 March 2018, excluding charter commitments.
³⁾ Stock price on NASDAQ Copenhagen.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
TORM interim results for the first quarter of 2018

THE PRODUCT TANKER MARKET

For the first quarter of 2018, TORM's product tanker fleet realized average TCE rates of USD/day 14,225 across all vessel classes.

Throughout 2017, the product tanker freight market was negatively impacted by inventory draws. In the first quarter of 2018, clean petroleum product inventory levels have normalized and are now back at levels close to the five-year average, when measured by volume, and below, when measured by days of forward cover.

Over the past quarters we have seen a positive development in clean petroleum product inventories and high refinery utilization. Despite the improving fundamentals, a weak crude market had a negative impact on the product tanker freight market, not only in terms of cannibalization from crude tanker newbuildings but also due to a current oil pricing structure that favors shorter hauls, thereby limiting tonnage demand. As a result, product tanker freight rates have stayed relatively flat throughout most of the first quarter of 2018 at levels slightly below those seen towards the end of 2017.

In the West, the product tanker freight market started at a firm level driven by healthy US exports primarily destined for Latin and South Americas. As the quarter progressed a combination of tonnage migration from the East to the West and US refinery maintenance caused the West market to weaken. On a positive note, a cold winter brought about shorter periods with ice premiums.

The East market started out weak, heavily impacted by a poor crude tanker market causing crude tanker newbuildings to cannibalize on traditional LR2 trades. In addition to the pressure from crude tanker newbuildings, refinery maintenance in the Middle East had a negative impact on the East market. As the first quarter progressed, the East market gradually improved driven by the Chinese New Year and further supported by the aforementioned migration of tonnage from East to West.

The global product tanker fleet (above 25,000 dwt) grew by 0.9% in the first quarter of 2018 (source: TORM). The fleet growth is expected to slow down in 2018.

During the first quarter of 2018, TORM's product tanker fleet realized average TCE earnings of USD/day 14,225 (7% down year on year), and split per vessel class:

•	LR2 fleet at USD/day 15,026 (6% down year on year)

•	LR1 fleet at USD/day 14,635 (6% down year on year)

•	MR fleet at USD/day 14,320 (8% down year on year)

•	Handysize fleet at USD/day 11,905 (11% down year on year).

TORM's gross profit for the first quarter of 2018 was USD 48.9m.

Outlook

•	As of 31 March 2018, TORM had covered 13% of the remaining earning days in 2018 at USD/day 18,814

•	Up until 14 May 2018, TORM had covered 61% of the remaining earning days in Q2 2018 at USD/day 14,244

•	As 15,710 earning days in 2018 are unfixed as of 11 May 2018, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 15.7m

Coverage data and operational data per vessel type is shown in the tables on the following two pages.

TORM interim results for the first quarter of 2018

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 31 MARCH 2018

	2018	2019	2020
Owned days
LR2	2,757	3,957	3,978
LR1	1,883	2,585	3,278
MR	13,496	18,706	20,295
Handysize	1,913	2,404	2,523
Total	20,049	27,652	30,074

Charter-in and leaseback days at fixed rate
LR2	273	363	321
LR1	-	-	-
MR	547	726	613
Handysize	-	-	-
Total	821	1,089	934

Charter-in days at floating rate
LR2	159	-	-
LR1	-	-	-
MR	-	-	-
Handysize	-	-	-
Total	159	-	-

Total physical days
LR2	3,189	4,320	4,299
LR1	1,883	2,585	3,278
MR	14,044	19,432	20,908
Handysize	1,913	2,404	2,523
Total	21,029	28,741	31,008

	2018	2019	2020
Covered, %
LR2	30.0%	0.6%	-
LR1	5.8%	-	-
MR	11.7%	0.8%	-
Handysize	1.6%	-	-
Total	13.0%	0.6%	-

Covered days
LR2	956	25	-
LR1	109	-	-
MR	1,644	150	-
Handysize	30	-	-
Total	2,739	175	-

Coverage rates, USD/day
LR2	22,083	24,287	-
LR1	13,270	-	-
MR	16,366	17,367	-
Handysize	8,601	-	-
Total	18,152	18,339	-
Fair value of freight rate contracts that are mark-to-market in the income statement:
Contracts not included above: USD 0.4m
Contracts included above: USD 0.0m

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects of profit split arrangements. T/C-in days at floating rate determine rates at the entry of each quarter, and then TORM will receive approx. 10% profit/loss compared to this rate.

TORM interim results for the first quarter of 2018

EARNINGS DATA

USDm	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Change Q1 17-Q1 18	12-month avg.
LR2 vessels
Available earning days	826	889	833	871	1,012	23%
Spot rates ¹⁾	13,425	12,487	9,886	15,726	11,714	-13%	12,487
TCE per earning day ²⁾	15,913	16,338	14,772	18,106	15,026	-6%	16,035
Operating days	900	910	920	920	1,030	14%
Operating expenses per operating day³⁾	7,608	7,618	7,866	7,340	6,750	-11%	7,374
LR1 vessels
Available earning days	600	619	630	634	629	5%
Spot rates ¹⁾	15,751	11,502	11,981	16,145	14,638	-7%	13,827
TCE per earning day ²⁾	15,612	10,941	11,960	16,593	14,635	-6%	13,548
Operating days	630	637	644	644	630	0%
Operating expenses per operating day³⁾	7,781	7,373	7,000	7,000	6,853	-12%	7,057
MR vessels
Available earning days	4,623	4,412	4,430	4,530	4,492	-3%
Spot rates ¹⁾	15,117	14,066	14,364	14,794	14,083	-7%	14,372
TCE per earning day ²⁾	15,490	14,098	14,827	14,952	14,320	-8%	14,551
Operating days	4,581	4,550	4,651	4,784	4,680	2%
Operating expenses per operating day³⁾	6,625	6,421	6,385	6,317	6,612	0%	6,433
Handysize vessels
Available earning days	955	798	776	734	646	-32%
Spot rates ¹⁾	13,313	11,418	11,810	10,494	11,540	-13%	11,560
TCE per earning day ²⁾	13,389	11,886	12,501	10,849	11,905	-11%	11,794
Operating days	990	909	824	736	656	-34%
Operating expenses per operating day³⁾	6,562	6,455	6,356	6,671	5,963	-9%	6,376
Total
Available earning days	7,004	6,718	6,670	6,769	6,778	-3%
Spot rates ¹⁾	14,804	13,350	13,405	14,508	13,770	-7%	13,790
TCE per earning day ²⁾	15,264	13,841	14,279	15,067	14,225	-7%	14,354
Operating days	7,101	7,006	7,039	7,084	6,996	-1%
Operating expenses per operating day³⁾	6,843	6,667	6,631	6,549	6,593	-4%	6,610
¹⁾ Spot rate = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses. ³⁾ Operating expenses are related to owned vessels.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton-miles" of oil c arried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including b
TORM interim results for the first quarter of 2018

THE PRODUCT TANKER MARKET

TORM FLEET DEVELOPMENT

The table shows TORM's operated fleet as of 31 March 2018. In addition to the 73 owned product tankers on the water, TORM had leased and chartered-in five product tankers.

As of 31 March 2018, TORM had eight newbuildings on order: two LR2 vessels with expected delivery in 2018, two LR1 vessels and four MR vessels with expected delivery in 2019 through the first quarter of 2020.

Following the balance sheet date, TORM executed newbuilding options for an additional three MR vessels and took delivery of one LR2 newbuilding in April 2018. These are included in the table.

	Q4 2017	Changes	Q1 2018	Changes	2018	Changes	2019	Changes	2020
Owned vessels
LR2	7	2	9	2	11	-	11	-	11
LR1	7	-	7	-	7	2	9	-	9
MR	50	-	50	-	50	6	56	1	57
Handysize	8	-1	7	-	7	-	7	-	7
Total	72	1	73	2	75	8	83	1	84

Charter-in and leaseback vessels
LR2	3	-	3	-2	1	-	1	-	1
LR1	-	-	-	-	-	-	-	-	-
MR	2	-	2	-	2	-	2	-	2
Handysize	-	-	-	-	-	-	-	-	-
Total	5	-	5	-2	3	-	3	-	3

Total fleet	77	1	78	-	78	8	86	1	87

unker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

I
TORM interim results for the first quarter of 2018

VALUE CHAIN IN OIL TRANSPORTATION
n light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
The global oil industry includes a range of activities and processes which contribute to the transformation of primary petroleum resources into usable end products for industrial and private customers.

The value chain begins with the identification and subsequent exploration of productive petroleum fields. The unrefined crude oil is transported from the production area to refinery facilities by crude oil tankers, pipelines, road and rail.

TORM is primarily involved in the transportation of refined oil products from the refineries to the end user. In addition to clean products, TORM uses some of its vessels for transportation of residual fuels from the refineries as well as crude oil directly from the production field to the refinery. These fuel types are commonly referred to as dirty petroleum products, as extensive cleaning of the vessel's cargo tanks is required before a vessel can transport clean products again. In 2017, 94% of TORM's turnover was generated from clean products transportation.

The One TORM integrated operating platform with in-house technical and commercial management enhances responsiveness to customers' demands and allows TORM to generate value for stakeholders as well as for the Company.

The long-term success of the Company is dependent on TORM's ability to provide safe and reliable transportation services. In addition to the items explicitly stated in the financial statements, the long- term success of the Company further builds on the intellectual property of the workforce at TORM and the relationship and cooperation with external stakeholders such as oil traders, state-owned oil companies, oil majors, financial institutions, shipyards, brokers and governmental agencies.

TORM values the relationship with its key stakeholders and aims at conducting business for the benefit of the Company's shareholders and other stakeholders.

The interaction with key stakeholders is described in the 2017 Annual Report on pages 16-18 under "Strategic Ambition and Business Model". For more information on broader value generation and TORM's Corporate Social Responsibility (CSR) policy, please see pages 28-36 of the 2017 Annual Report.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

TORM interim results for the first quarter of 2018

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the first quarter of 2018 was USD 48.9m (2017, same period: USD 54.8m). The reduction was due to lower freight rates and fewer earning days, partially offset by lower charter hire and operating expenses. Average TCE rate for the first quarter of 2018 was USD/day 14,225 compared to USD/day 15,264 in the same period in 2017. Available earning days were 6,778 compared to 7,004 in the same period in 2017.

Administrative expenses for the first quarter of 2018 were USD 12.2m (2017, same period: USD 10.6m).

The result before depreciation (EBITDA) for the first quarter of 2018 was USD 37.3m (2017, same period: USD 44.1m).

Depreciation for the first quarter of 2018 was USD 28.3m (2017, same period: USD 29.4m). The decrease is due to fewer owned vessels.

The primary operating result (EBIT) for the first quarter of 2018 was USD 9.0m (2017, same period: USD 13.7m).

Financial expenses for the first quarter of 2018 were USD 9.4m (2017, same period: USD 9.1m). The increase in financial expenses is mainly due to an increase in USD Libor and increased borrowings.

The result after tax for the first quarter of 2018 was a profit of USD 0.7m (2017, same period: profit of USD 4.6m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the first quarter of 2018 was USD 3.7m (2017, same period: USD 0.7m), resulting in a total comprehensive income for the first quarter of 2018 of USD 4.4m (2017, same period: USD 5.3m). The development in other comprehensive income is driven by an increase in fair value adjustments on hedging instruments.

ASSETS
As of 31 March 2018, total assets amounted to USD 1,736.8m.

The carrying value of the fleet including prepayments was USD 1,432.8m as of 31 March 2018, excluding outstanding installments on the LR2 and MR vessels under construction of USD 242.4m. Based on broker valuations, TORM's fleet including newbuildings and resale vessels had a market value of USD 1,599.8m as of 31 March 2018.

DEBT
As of 31 March 2018, net interest-bearing debt amounted to USD 577.0m. As of 31 March 2018, TORM was in compliance with the financial covenants.

EQUITY
As of 31 March 2018, TORM's equity was USD 892.2m, and TORM held treasury shares equivalent to 0.4% of the Company's share capital.

On 23 January 2018, TORM plc announced the USD 100m Private Placement by issuing 11,920,000 new A-shares. The related capital increase was filed with the UK Companies House on 26 January 2018. The capital increase resulted in a net increase in equity of USD 97.2m, net of issue costs.

LIQUIDITY
As of 31 March 2018, TORM's available liquidity was USD 465.3m and consisted of cash and cash equivalents of USD 173.6m and undrawn credit facilities of USD 291.7m. The undrawn credit facilities consisted of a USD 75.0m working capital facility, a USD 80.6m facility financing the MR resale vessels, a USD 86.1m facility financing the LR2 newbuilding program and a USD 50.0m financing commitment for the LR1 newbuilding program. As of 31 March 2018, TORM had CAPEX commitments of USD 242.4m all related to the LR2, LR1 and MR vessels under construction.

CASH FLOW
Cash flow from operating activities for the first quarter of 2018 amounted to USD 18.0m (2017, same period: USD 26.8m). The decrease is primarily driven by lower gross profit as well as increase in interests paid.

Cash flow from investing activities for the first quarter of 2018 was USD -72.5m (2017, same period: USD -11.3m). The change in cash flow from investing activities is driven by the acquisition of six MR resale vessels.

Cash flow from financing activities for the first quarter of 2018 was USD 93.9m (2017, same period: USD 123.3m). The decrease is mainly due to a high amount of loan facilities entered into during the first quarter of 2017 (USD 149.7m), compared to the same period in 2018 (USD 28.7). This is partially offset by the capital increase of net USD 97.2m completed in January 2018.

RELATED PARTY TRANSACTIONS
In connection with the USD 100m equity raise completed in January 2018, an entitity affiliated with TORM's largest shareholder OCM Njord Holdings      S.à r.l. (Oaktree Capital Management) received a fee of USD 1.25m in return for fully backstopping the transaction. There have been no other related party transactions during the first quarter of 2018.

TORM interim results for the first quarter of 2018

RISKS AND UNCERTAINTIES
There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining nine months of 2018. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2017 and are summarized below:

•	Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these
•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2017.

TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality.

DIVIDENDS
In line with the Company's distribution policy, no dividend will be paid in connection with the first quarter 2018 results.

On behalf of TORM plc

/s/Christopher H. Boehringer
Christopher H. Boehringer
Chairman of the Board of Directors
17 May 2018

TORM interim results for the first quarter of 2018

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•	The condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting;

•
The interim management report includes a fair review of the information required by DTR 4.2.7R (indication of events during the first quarter and description of principal risks and uncertainties for the remaining nine months of the year); and

•	The interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The First Quarter Report should not be relied on by any other party or for any other purpose.

The first quarter report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

By order of the Board of Directors:

/s/Jacob Meldgaard
Jacob Meldgaard
 Executive Director
17 May 2018

TORM interim results for the first quarter of 2018

CONSOLIDATED INCOME STATEMENT
1 JANUARY-31 MARCH

USDm	Note	Q1 2018	Q1 2017	FY 2017
Revenue		163.1	172.8	657.0
Port expenses, bunkers and commissions		-66.6	-65.9	-259.9
Charter hire		-1.5	-3.5	-8.5
Operating expenses	1	-46.1	-48.6	-188.4
Profit from sale of vessels		0.6	-	2.8
Administrative expenses	1	-12.2	-10.6	-45.0
Other operating expenses		-	-0.1	-0.4
Impairment losses on tangible and intangible assets	2	-	-1.0	-3.6
Depreciation	2	-28.3	-29.4	-114.5

Operating profit/(loss) (EBIT)		9.0	13.7	39.5

Financial income		1.5	0.2	4.3
Financial expenses		-9.4	-9.1	-40.6

Profit/(loss) before tax		1.1	4.8	3.2

Tax		-0.4	-0.2	-0.8

Net profit/(loss) for the period		0.7	4.6	2.4

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-	0.1	0.04
Diluted earnings/(loss) per share (USD)		-	0.1	0.04

TORM interim results for the first quarter of 2018

CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue	163.1	171.4	155.8	157.0	172.8
Port expenses, bunkers and commissions	-66.6	-69.4	-60.6	-64.0	-65.9
Charter hire	-1.5	-2.0	-1.4	-1.6	-3.5
Operating expenses	-46.1	-46.4	-46.7	-46.7	-48.6
Profit from sale of vessels	0.6	-	-	2.8	-
Administrative expenses	-12.2	-12.7	-10.1	-11.6	-10.6
Other operating expenses	-	-0.1	-	-0.2	-0.1
Impairment losses on tangible and intangible assets	-	-	-2.6	-	-1.0
Depreciation	-28.3	-28.2	-28.6	-28.3	-29.4

Operating profit/(loss) (EBIT)	9.0	12.6	5.8	7.4	13.7

Financial income	1.5	1.9	1.4	0.8	0.2
Financial expenses	-9.4	-10.7	-11.1	-9.7	-9.1

Profit/(loss) before tax	1.1	3.8	-3.9	-1.5	4.8

Tax	-0.4	-0.2	-0.3	-0.1	-0.2

Net profit/(loss) for the period	0.7	3.6	-4.2	-1.6	4.6

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-	-	-0.1	-	0.1
Diluted earnings/(loss) per share (USD)	-	-	-0.1	-	0.1

TORM interim results for the first quarter of 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1 JANUARY-31 MARCH

USDm	Q1 2018	Q1 2017	FY 2017

Net profit/(loss) for the year	0.7	4.6	2.4

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.1	0.1	0.4
Fair value adjustment on hedging instruments	5.1	1.3	9.2
Value adjustment on hedging instruments transferred to income statement	-1.3	-0.7	-2.3
Other comprehensive income/(loss) after tax ¹⁾	3.7	0.7	7.3

Total comprehensive income/(loss) for the year	4.4	5.3	9.7

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM interim results for the first quarter of 2018

CONSOLIDATED BALANCE SHEET
AS OF 31 MARCH

USDm	Note	Q1 2018	Q1 2017	FY 2017
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Vessels and capitalized dry-docking	2	1,372.1	1,309.4	1,294.5
Prepayments on vessels	3	60.7	53.9	88.4
Other plant and operating equipment		2.1	1.9	1.9
Total tangible fixed assets		1,434.9	1,365.2	1,384.8

Financial assets
Investments in joint ventures		0.3	0.3	0.3
Total financial assets		0.3	0.3	0.3

TOTAL NON-CURRENT ASSETS		1,435.2	1,365.5	1,385.1

CURRENT ASSETS
Bunkers		36.2	33.6	33.2
Freight receivables		71.5	66.0	71.3
Other receivables		14.7	8.4	11.8
Prepayments		5.6	3.2	4.4
Cash and cash equivalents		173.6	214.8	134.2
Current assets, excluding assets held-for-sale		301.6	326.0	254.9

Assets held-for-sale		-	7.4	6.6

TOTAL CURRENT ASSETS		301.6	333.4	261.5

TOTAL ASSETS		1,736.8	1,698.9	1,646.6

USDm	Note	Q1 2018	Q1 2017	FY 2017
EQUITY AND LIABILITIES
EQUITY
Common shares		0.7	0.6	0.6
Share premium		97.1	-	-
Treasury shares		-2.9	-2.9	-2.9
Hedging reserves		11.1	1.0	7.3
Translation reserves		0.2	-	0.3
Retained profit		786.0	787.5	785.8
TOTAL EQUITY		892.2	786.2	791.1

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability		44.9	45.0	44.9
Mortgage debt and bank loans	4	635.5	680.6	629.2
Finance lease liabilities		24.5	17.5	25.3
Total non-current liabilities		704.9	743.1	699.4

CURRENT LIABILITIES
Mortgage debt and bank loans	4	82.9	93.8	91.7
Finance lease liabilities		3.0	15.6	2.9
Trade payables		23.7	23.3	26.2
Current tax liabilities		1.4	0.9	1.4
Other liabilities		28.5	35.8	33.8
Deferred income		0.2	0.2	0.1
Total current liabilities		139.7	169.6	156.1

TOTAL LIABILITIES		844.6	912.7	855.5

TOTAL EQUITY AND LIABILITIES		1,736.8	1,698.9	1,646.6

Contractual obligations and rights	5
Post balance sheet date events	6
Accounting policies	7

TORM interim results for the first quarter of 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
1 JANUARY-31 MARCH

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Balance as of 1 January 2018, as shown in the financial statements of TORM plc	0.6	-	-2.9	7.3	0.3	785.8	791.1
Effect as of 1 January 2018 of IFRS 15 implementation	-	-	-	-	-	-0.9	-0.9
Adjusted equity as of 1 January 2018	0.6	-	-2.9	7.3	0.3	784.9	790.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	0.7	0.7
Other comprehensive income/(loss) for the period	-	-	-	3.8	-0.1	-	3.7
Total comprehensive income/(loss) for the period	-	-	-	3.8	-0.1	0.7	4.4

Capital increase	0.1	99.9	-	-	-	-	100.0
Transaction costs capital increase	-	-2.8	-	-	-	-	-2.8
Share-based compensation	-	-	-	-	-	0.4	0.4
Total changes in equity Q1 2018	0.1	97.1	-	3.8	-0.1	1.1	102.0

Equity as of 31 March 2018	0.7	97.1	-2.9	11.1	0.2	786.0	892.2

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2017	0.6	-	-2.9	0.4	-0.1	782.5	780.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	4.6	4.6
Other comprehensive income/(loss) for the period	-	-	-	0.6	0.1	-	0.7
Total comprehensive income/(loss) for the period	-	-	-	0.6	0.1	4.6	5.3

Shareholders' contribution	-	-	-	-	-	-0.1	-0.1
Share-based compensation	-	-	-	-	-	0.5	0.5
Total changes in equity Q1 2017	-	-	-	0.6	0.1	4.9	5.6

Equity as of 31 March 2017	0.6	-	-2.9	1.0	-	787.5	786.2

TORM interim results for the first quarter of 2018

CONSOLIDATED STATEMENT OF CASH FLOW
1 JANUARY-31 MARCH

USDm	Q1 2018	Q1 2017	FY 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	0.7	4.6	2.4

Adjustments:
Reversal of profit from sale of vessels	-0.6	-	-2.8
Reversal of amortization and depreciation	28.3	29.4	114.5
Reversal of impairment loss on tangible and intangible assets	-	1.0	3.6
Reversal of financial income	-1.5	-0.2	-4.3
Reversal of financial expenses	9.4	9.1	40.6
Reversal of tax expenses	0.4	0.2	0.8
Reversal of other non-cash movements	0.6	1.2	3.7

Interest received and realized exchange gains	1.2	0.3	1.6
Interest paid and realized exchange losses	-10.1	-7.1	-36.7
Income taxes paid	-0.2	-0.1	-0.6
Change in bunkers, receivables and payables, etc.	-10.2	-11.6	-13.0

Net cash flow from operating activities	18.0	26.8	109.8

USDm	Q1 2018	Q1 2017	FY 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-79.7	-17.4	-145.1
Sale of tangible fixed assets	7.2	6.1	31.4

Net cash flow from investing activities	-72.5	-11.3	-113.7

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	28.7	149.7	175.3
Borrowing, sale and leaseback transactions	-	-	30.2
Repayment/redemption, mortgage debt	-31.3	-25.8	-125.5
Repayment/redemption, finance lease liabilities	-0.7	-0.6	-16.7
Dividend paid	-	-	-1.2
Capital increase	100.0	-	-
Transaction costs capital increase	-2.8	-	-

Net cash flow from financing activities	93.9	123.3	62.1

Net cash flow from operating, investing and financing activities	39.4	138.8	58.2

Cash and cash equivalents, beginning balance	134.2	76.0	76.0
Cash and cash equivalents, ending balance	173.6	214.8	134.2

TORM interim results for the first quarter of 2018

CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the period	0.7	3.6	-4.2	-1.6	4.6

Adjustments:
Reversal of profit from sale of vessels	-0.6	-	-	-2.8	-
Reversal of amortization and depreciation	28.3	28.2	28.6	28.3	29.4
Reversal of impairment loss on tangible and intangible assets	-	-	2.6	-	1.0
Reversal of financial income	-1.5	-1.9	-1.4	-0.8	-0.2
Reversal of financial expenses	9.4	10.7	11.1	9.7	9.1
Reversal of tax expenses	0.4	0.2	0.3	0.1	0.2
Reversal of other non-cash movements	0.6	1.0	1.2	0.3	1.2

Interest received and realized exchange gains	1.2	-0.4	1.1	0.6	0.3
Interest paid and realized exchange losses	-10.1	-7.8	-12.1	-9.7	-7.1
Income taxes paid	-0.2	-0.2	-0.1	-0.2	-0.1
Change in bunkers, receivables and payables, etc.	-10.2	-6.4	-9.6	14.6	-11.6

Net cash flow from operating activities	18.0	27.0	17.5	38.5	26.8

TORM interim results for the first quarter of 2018

CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-79.7	-16.1	-99.0	-12.6	-17.4
Sale of tangible fixed assets	7.2	-	10.6	14.7	6.1

Net cash flow from investing activities	-72.5	-16.1	-88.4	2.1	-11.3

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt	28.7	-0.5	45.5	-	130.4
Borrowing, sale and leaseback transactions	-	-	-	10.9	19.3
Repayment/redemption, mortgage debt	-31.3	-20.5	-27.9	-51.4	-25.8
Repayment/redemption, finance lease liabilities	-0.7	-0.7	-14.3	-1.1	-0.6
Dividend paid	-	-	-1.2	-	-
Capital increase	100.0	-	-	-	-
Transaction costs capital increase	-2.8	-	-	-	-

Net cash flow from financing activities	93.9	-21.8	2.2	-41.6	123.3

Net cash flow from operating, investing and financing activities	39.4	-10.9	-68.7	-1.0	138.8

Cash and cash equivalents, beginning balance	134.2	145.1	213.8	214.8	76.0
Cash and cash equivalents, ending balance	173.6	134.2	145.1	213.8	214.8

TORM interim results for the first quarter of 2018

NOTES

NOTE 1 – STAFF COSTS

USDm	Q1 2018	Q1 2017	FY 2017
Total staff costs
Staff costs included in operating expenses	2.4	2.4	9.2
Staff costs included in administrative expenses	9.9	7.6	34.6
Total	12.3	10.0	43.8

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING
USDm	Q1 2018	Q1 2017	FY 2017

Cost:
Balance as of 1 January	1,726.6	1,697.4	1,697.4
Additions	62.2	9.4	103.1
Disposals	-1.9	-11.4	-14.3
Transferred to/from other items	43.4	-	-
Transferred to assets held-for-sale	-	-12.8	-59.6
Balance	1,830.4	1,682.6	1,726.6

Depreciation:
Balance as of 1 January	258.5	180.0	180.0
Disposals	-1.9	-5.3	-14.3
Depreciation for the period	28.0	29.3	113.6
Transferred to assets held-for-sale	-	-4.4	-20.8
Balance	284.6	199.6	258.5

Impairment:
Balance as of 1 January	173.6	173.6	173.6
Balance	173.6	173.6	173.6

Carrying amount	1,372.1	1,309.4	1,294.5

NOTE 2 - continued

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 66.1m (31 March 2017: USD 75.9m, 31 December 2017: USD 68.1m).

The depreciation expense for the first quarter ended 31 March 2018 related to "Other plant and operating equipment" of USD 0.3m relates to "Administration expenses" (31 March 2017: USD 0.2m, 31 December 2017: USD 0.9m).

Impairment assesment
For determination of the vessel values, TORM has carried out an assessment of the most significant assumptions used in the value in use calculations for the Annual Report as of 31 December 2017 (please refer to Note 8 in the Annual Report 2017). Based on this, TORM has assessed that there are no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 31 March 2018.

NOTE 3 – PREPAYMENTS ON VESSELS
USDm	Q1 2018	Q1 2017	FY 2017

Balance as of 1 January	88.4	44.1	44.1
Additions	15.7	9.8	44.3
Transferred to/from other items	-43.4	-	-
Carrying amount	60.7	53.9	88.4

TORM interim results for the first quarter of 2018

NOTE 4 – MORTGAGE DEBT AND BANK LOANS

USDm	Q1 2018	Q1 2017	FY 2017

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	83.7	92.4	92.7
Falling due between one and two	88.7	83.5	86.7
Falling due between two and three years	84.1	138.1	82.2
Falling due between three and four years	399.3	70.9	346.7
Falling due between four and five years	20.5	370.7	89.2
Falling due after five years	46.8	22.2	28.3
Total	723.1	777.9	725.8

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 4.7m (31 March 2017: USD 3.5m, 31 December 2017: USD 4.8m), which are amortized over the term of the loans.

As of 31 March 2018, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2018.

During the first quarter of 2018, TORM signed a financing agreement with Danish Ship Finance to extend an existing agreement with collateral in nine vessels. The new financing agreement amounts to USD 79.4m and extends the final facility maturity by two years from 2019 to 2021.

The main conditions in the agreement are in line with the Company's existing loan agreements.

During the first quarter of 2018, two out of four LR2 newbuildings from GSI were delivered to TORM. The vessels are financed by The Export-Import Bank of China with final maturity in 2030, and TORM has made a drawdown on one vessel.

NOTE 5 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 31 March 2018, TORM has contractual obligations regarding newbuilding commitments and chartered-in vessels of USD 242.4m and USD 1.4m respectively (31 March 2017: USD 139.2m and USD 4.7m, 31 December 2017: USD 306.9m and USD 2.9m). In addition, TORM has contractual rights regarding charter hire income from vessels of USD 36.7m (31 March 2017: USD 84.3m, 31 December 2017: USD 50.2m).

NOTE 6 – POST BALANCE SHEET DATE EVENTS

Following the balance sheet date, TORM has acquired three MR newbuildings from GSI for delivery in Q4 2019 and Q1 2020. The net purchase price is USD 93m. In connection with the acquisition, TORM has, subject to final documentation, secured commitment for vessel financing of up to USD 63m from KfW and ABN AMRO respectively.

On 20 April 2018 TORM took delivery of the newbuilding TORM Hellerup, a 114,000 dwt LR2 product tanker from Guangzhou Shipyard International.

In accordance with TORM's Remuneration Policy adopted by the Annual General Meeting of TORM plc on 12 April 2018, the Board of Directors has as part of a new long-term incentive program decided to grant certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at incentivizing the participants to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. For additional information, please refer to public announcement from 25 April 2018.

TORM interim results for the first quarter of 2018

NOTE 7 – ACCOUNTING POLICIES

General information
The information for the year ended 31 December 2017 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Significant accounting policies
The interim report for the period 1 January-31 March 2018 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU. The interim report has been prepared using the accounting policies of TORM plc that are consistent with the accounting policies of the Annual Report 2017 and additional IFRS standards endorsed by the EU effective for accounting periods beginning after 1 January 2018. New standards have not had any material effect on the interim report other than mentioned below. The accounting policies are described in more detail in the Annual Report 2017. The interim report for the first quarter of 2018 is not audited or reviewed, in line with normal practice.

Implementation of IFRS 9
On 1 January 2018, TORM implemented IFRS 9, "Financial Instruments", which replaces IAS 39, and which introduces the "expected losses" model to replace the "incurred losses" model for recognition of credit losses. TORM has assessed that the impact from the change is insignificant.

Implementation of IFRS 15
On 1 January 2018, TORM also implemented IFRS 15, "Revenue from Contracts with Customers", which replaces IAS 11, IAS 18 and associated interpretations. We have implemented IFRS 15 with retrospective effect, however, we have elected to utilize the relief from restating comparative figures (modified retrospective method). The standard has changed the recognition pattern of revenue. The change in revenue recognition has gone from recognizing from "discharge-to-discharge" to "load-to-discharge". The effect of the implementation as of 1 January 2018 amounts to USD 0.9m.

NOTE 7 - continued

Going concern
The Group monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuildings and loan commitments, and to monitor compliance with the financial covenants in its loan facilities. As of 31 March 2018, TORM's cash position was USD 174m, TORM's debt was USD 751m and the net debt loan-to-value ratio was 51%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The principal risks and uncertainties facing the Group are set out on page 11.

The Board of Directors has considered the Group's cash flow forecasts and the expected compliance with the Company's financial covenants for a period of not less than 12 months from the date of approval of these financial statements. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, the Group will be able to continue in operational existence and comply with its financial covenants for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing its financial statements.

TORM interim results for the first quarter of 2018

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	$\frac{\text{TCE}}{\text{Revenue}}$
Gross profit %	=	$\frac{\text{Gross profit}}{\text{Revenue}}$
EBITDA %	=	$\frac{\text{EBITDA}}{\text{Revenue}}$
Operating profit/(loss) %	=	$\frac{\text{Operating profit/(loss) (EBIT)}}{\text{Revenue}}$
Return on Equity (RoE) %	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average equity}}$
Return on Invested Capital (RoIC) %	=	$\frac{\text{Operating profit/(loss) less tax}}{\text{Average invested capital}}$
Equity ratio	=	$\frac{\text{Equity}}{\text{Total assets}}$
Earnings per share, EPS	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares}}$
Diluted earnings/(loss) per share, EPS (USD)	=	$\frac{\text{Net profit/(loss) for the year}}{\text{Average number of shares less average number of treasury shares}}$

TORM interim results for the first quarter of 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several APMs are used. The APMs used are the same as in the Annual Report, and therefore we refer to the principles for these on pages 144-149 in the TORM plc Annual Report 2017. See www.torm.com/investors.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. The Company reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q1 2018	Q1 2017	FY 2017
Reconciliation to revenue
Revenue	163.1	172.8	657.0
Port expenses, bunkers and commissions	-66.6	-65.9	-259.9
TCE earnings	96.5	106.9	397.1

Gross profit: TORM defines Gross profit, a performance measure as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. The Company reports Gross profit because we believe it provides additional meaningful information to investors, as Gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2018	Q1 2017	FY 2017
Reconciliation to revenue
Revenue	163.1	172.8	657.0
Port expenses, bunkers and commissions	-66.6	-65.9	-259.9
Charter hire	-1.5	-3.5	-8.5
Operating expenses	-46.1	-48.6	-188.4
Gross profit	48.9	54.8	200.2

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities, and amortised bank fees less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

USDm	Q1 2018	Q1 2017	FY 2017
Mortgage debt and bank loans (current and non-current)	718.4	774.4	720.9
Finance lease liabilities	27.5	33.1	28.2
Amortized bank fees	4.7	3.5	4.8
Cash and cash equivalents	-173.6	-214.8	-134.2
Net interest-bearing debt	577.0	596.2	619.7

TORM interim results for the first quarter of 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which the Company deems to be equivalent to "interest" for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods, capital structure and which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investors in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies and not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2018	Q1 2017	FY 2017
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	0.7	4.6	2.4
Tax	0.4	0.2	0.8
Financial expenses	9.4	9.1	40.6
Financial income	-1.5	-0.2	-4.3
Depreciation	28.3	29.4	114.5
Impairment losses on tangible and intangible assets	-	1.0	3.6
EBITDA	37.3	44.1	157.6

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2018	Q1 2017	FY 2017
Operating profit/(loss) (EBIT)	9.0	13.7	39.5
Tax	-0.4	-0.2	-0.8
EBIT less Tax	8.6	13.5	38.7

EBIT less Tax - Full year equivalent	34.4	54.0	38.7

Average invested capital ¹⁾	1,435.2	1,383.3	1,396.9

Return on Invested Capital (RoIC)	2.4%	3.9%	2.8%

¹⁾ Average invested capital is calculate as the average of the opening- and closing balance of invested capital.

TORM interim results for the first quarter of 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio  as Vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels, and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

USDm	Q1 2018	Q1 2017	FY 2017

Vessel values including newbuildings (broker values)	1,599.8	1,344.5	1,661.1
Total (value)	1,599.8	1,344.5	1,661.1

Outstanding debt ¹⁾	750.6	811.0	753.9
Committed CAPEX on newbuildings	242.4	139.2	306.9
Cash and cash equivalents	-173.6	-214.8	-134.2
Total (loan)	819.4	735.4	926.6

Loan-to-value (LTV) ratio	51.2%	54.7%	55.8%

¹⁾ Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held-for-sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. The Company believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

USDm	Q1 2018	Q1 2017	FY 2017
Tangible and intangible fixed assets	1,434.9	1,365.2	1,384.8
Investments in joint ventures	0.3	0.3	0.3
Bunkers	36.2	33.6	33.2
Accounts receivables ¹⁾	91.8	77.6	87.5
Assets held-for-sale	-	7.4	6.6
Deferred tax liability	-44.9	-45.0	-44.9
Trade payables ²⁾	-52.3	-59.1	-60.0
Current tax liabilities	-1.4	-0.9	-1.4
Deferred income	-0.2	-0.2	-0.1
Invested capital	1,464.4	1,378.9	1,406.0

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

TORM interim results for the first quarter of 2018

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES - continued

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

USDm	Q1 2018	Q1 2017	FY 2017
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,599.8	1,344.5	1,661.1
Committed CAPEX on newbuildings	-242.4	-139.2	-306.9
Cash position	173.6	214.8	134.2
Bunkers	36.2	33.6	33.2
Freight receivables	71.5	66.0	71.3
Other receivables	14.7	8.4	11.8
Other plant and operating equipment	2.1	1.9	1.9
Investments in joint ventures	0.3	0.3	0.3
Prepayments	5.6	3.2	4.4
Outstanding debt ¹⁾	-750.6	-811.0	-753.9
Trade payables	-23.7	-23.3	-26.2
Other liabilities	-28.6	-35.8	-33.8
Current tax liabilities	-1.4	-0.9	-1.4
Total Net Asset Value (NAV)	857.1	662.5	796.0
Total number of shares excluding treasury shares (million)	73.9	62.0	62.0

Total Net Asset Value per share (NAV/share)	11.6	10.7	12.8

¹⁾ Outstanding debt includes long-term and short-term Mortgage and bank loans and Finance liabilities.

TORM interim results for the first quarter of 2018